Exhibit 99.2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in United States dollars)

AS AT

	March 31, 2019	September 30, 2018

ASSETS

Current
Cash	$8,597,639	$14,829,144
Receivables (Note 16)	243,660	297,349
Prepaids (Note 4)	263,051	470,154

	9,104,350	15,596,647

Deposits	201,399	201,399
Intangible assets (Note 6)	209,880	219,028
Deferred costs	96,792	-

Total assets	$9,612,421	$16,017,074

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$868,509	$523,669
Current portion of long-term debt (Note 7)	2,864,069	2,815,947
Income tax payable	-	4,722

	3,732,578	3,344,338

Long-term debt (Note 7)	2,192,288	3,501,016
Derivative liabilities (Note 8)	23,413	19,648

Total liabilities	5,948,279	6,865,002

Shareholders' equity
Share capital (Note 9)	42,345,997	40,205,997
Reserves (Note 10)	13,904,264	15,391,640
Accumulated other comprehensive loss	(2,076,479)	(2,076,479)
Deficit	(50,509,640)	(44,369,086)

	3,664,142	9,152,072

Total liabilities and shareholders’ equity	$9,612,421	$16,017,074

Nature and continuance of operations (Note 1)

Commitments (Note 16)

On behalf of the Board on May 8, 2019

“David R. Parkinson”	Director	“Franklin Berger”	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in United States dollars)

	Three months ended March 31, 2019	Three months ended March 31, 2018	Six months ended March 31, 2019	Six months ended March 31, 2018

OPERATING EXPENSES
Research and development (Note 17)	$1,454,077	$1,989,107	$2,740,400	$2,958,704
Financing costs	167,335	236,843	344,769	481,653
General and administration (Note 17)	1,762,212	2,179,717	3,009,320	3,138,092

Total operating expenses	(3,383,624)	(4,405,667)	(6,094,489)	(6,578,449)

Foreign exchange	(17,580)	13,461	(20,380)	7,739
Gain (loss) on derivative liability (Note 8)	(16,315)	9,250	(3,765)	97,813

Net loss for the period before taxes	(3,417,519)	(4,382,956)	(6,118,634)	(6,472,897)

Income tax expense	(12,268)	-	(21,920)	-

Net loss and comprehensive loss for the period	$(3,429,787)	$(4,382,956)	$(6,140,554)	$(6,472,897)

Basic and diluted loss per common share	$(0.54)	$(0.83)	$(0.97)	$(2.70)

Weighted average number of common shares outstanding - basic and diluted	6,311,098	5,287,608	6,308,158	2,400,097

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

ESSA PHARMA INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31

	2019	2018

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(6,140,554)	$(6,472,897)
Items not affecting cash:
Amortization	9,148	19,943
(Gain) loss on derivative liability	3,765	(97,813)
Finance expense	344,770	481,653
Unrealized foreign exchange	13,210	3,347
Share-based payments (Note 10)	652,624	472,507

Changes in non-cash working capital items:
Receivables	56,634	(27,884)
Prepaid expenses	207,103	805,400
Accounts payable and accrued liabilities	252,286	(267,898)
Income tax payable	(4,722)	(94,376)

Net cash used in operating activities	(4,605,736)	(5,178,018)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds on financing	-	26,040,000
Share issuance costs	-	(2,180,135)
Loan principal repaid (Note 7)	(1,378,145)	(657,340)
Interest paid (Note 7)	(227,231)	(291,959)

Net cash used in financing activities	(1,605,376)	22,910,566

Effect of foreign exchange on cash	(20,393)	1,855

Change in cash for the period	(6,231,505)	17,734,403

Cash, beginning of period	14,829,144	3,957,185

Cash, end of period	$8,597,639	$21,691,588

Supplemental Disclosure with respect to Cash Flows (Note 11)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

ESSA PHARMA INC.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)

(Unaudited)

(Expressed in United States dollars)

			Reserves
	Number of shares	Share capital	Share-based payments	Warrants	Cumulative translation adjustment	Deficit	Total

Balance, September 30, 2017	1,455,098	$25,980,117	$4,252,712	$309,293	$(2,076,479)	$(32,739,646)	$(4,274,003)
Financing	4,321,000	17,284,000	-	8,756,000	-	-	26,040,000
Share issuance costs	-	(3,063,429)	-	672,221	-	-	(2,391,208)
Share-based payments	-	-	472,507	-	-	-	472,507
Loss for the period	-	-	-	-	-	(6,472,897)	(6,472,897)

Balance, March 31, 2018	5,776,098	$40,200,688	$4,725,219	$9,737,517	$ (2,076,479)	$ (39,212,543)	$ 13,374,399
Share issuance costs	-	5,309	-	-	-	-	5,309
Share-based payments	-	-	928,907	-	-	-	928,907
Loss for the period	-	-	-	-	-	(5,156,543)	(5,156,543)

Balance, September 30, 2018	5,776,098	$40,205,997	$5,654,126	$9,737,514	$(2,076,479)	$(44,369,086)	$ 9,152,072
Warrants exercised	535,000	2,140,000	-	(2,140,000)	-	-	-
Share-based payments	-	-	652,624	-	-	-	652,624
Loss for the period	-	-	-	-	-	(6,140,554)	(6,140,554)

Balance, March 31, 2019	6,311,098	$42,345,997	$6,306,750	$7,597,514	$(2,076,479)	$(50,509,640)	$3,664,142

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

1.       NATURE AND CONTINUANCE OF OPERATIONS

Nature and Continuance of Operations

ESSA Pharma Inc. (the “Company”) was incorporated under the laws of the Province of British Columbia on January 6, 2009. The Company’s head office address is Suite 720 - 999 West Broadway, Vancouver, BC, V5Z 1K5. The registered and records office address is the 26th Floor at 595 Burrard Street, Three Bentall Centre, Vancouver, BC, V7X 1L3. The Company is listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “EPIX”, and on the Toronto Venture Exchange (“TSX-V”) under the symbol “EPI”.

The Company is focused on the development of small molecule drugs for the treatment of prostate cancer. The Company has acquired a license to certain patents (the “NTD Technology”) which were the joint property of the British Columbia Cancer Agency and the University of British Columbia. As at March 31, 2019, no products are in commercial production or use. Since September 2017, the Company has been focused on preclinical development of its next-generation compounds, and in March 2019 announced the selection of EPI-7386 as a final Investigational New Drug candidate. Prior to that, the Company’s primary activity was the Phase I clinical development of clinical candidate EPI-506, which was discontinued on September 11, 2017.

Share Consolidation

Effective April 25, 2018, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 20 pre-consolidation shares. Unless otherwise stated, all share and per share amounts have been restated retrospectively to reflect this share consolidation.

Going Concern

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) assuming the Company will continue on a going-concern basis. The Company has incurred losses and negative operating cash flows since inception. The Company incurred a net loss of $6,140,554 during the six months ended March 31, 2019 and has an accumulated deficit of $50,509,640. The ability of the Company to continue as a going concern in the long-term depends upon its ability to develop profitable operations and to continue to raise adequate financing.  As at March 31, 2019, the Company has not advanced its research into a commercially viable product. The Company’s continuation as a going concern is dependent upon the successful development of its NTD Technology to a commercial standard. Management has forecasted that the Company’s current working capital will not be sufficient to execute its planned expenditures for the coming year. These matters indicate the existence of material uncertainties that raises substantial doubt about the Company’s ability to continue as a going concern.

Management continues to seek sources of additional financing which would assure continuation of the Company’s operations and research programs. However, there is no certainty that such financing will be provided or provided on favorable terms. Management believes that it will complete a financing in sufficient time to continue to execute its planned expenditures without interruption.

2.       BASIS OF PRESENTATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

6

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

2.       BASIS OF PRESENTATION (cont’d…)

Statement of Compliance (cont’d…)

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended September 30, 2018. The accounting policies and methods of computation applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements except for those adopted as of October 1, 2018 as described in Note 3.

Basis of Presentation

The condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial assets measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

All amounts expressed in these condensed consolidated interim financial statements and the accompanying notes are expressed in United States dollars, except per share data and where otherwise indicated. References to “$” are to United States dollars and references to “C$” are to Canadian dollars.

Basis of Consolidation

The condensed consolidated interim financial statements comprise the accounts of ESSA Pharma Inc., the parent company, and its wholly-owned subsidiary, ESSA Pharmaceuticals Corp., after the elimination of all material intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has exposure to variable returns from its involvement and has the ability to use power over the investee to affect its returns. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated upon consolidation.

Functional Currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiary has been determined to be the United States dollar.

These financial statements are presented in United States dollars. All financial information is expressed in United States dollars unless otherwise stated.

Estimates

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual results may differ from these estimates and assumptions.

7

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

2.       BASIS OF PRESENTATION (cont’d…)

Estimates (cont’d…)

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both. Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions that have been made, relate to the following key estimates:

Intangible Assets - impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available. If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

Product development and relocation grant

Pursuant to the terms of the Company’s grant from the Cancer Prevention Research Institute of Texas (“CPRIT”), the Company has met certain terms and conditions as detailed in Note 16 to qualify for the grant funding. The Company has therefore recognized in profit or loss, as recoveries of research and development expenditures, a portion of the grant that represents expenses the Company has incurred to date under the grant parameters. The expenses are subject to assessment by CPRIT for compliance with the grant regulations which may result in certain expenses being denied.

Long-term debt

The Company has made certain estimates regarding the expected timing of and value of cash flows with respect to long-term debt. The estimates will fluctuate in accordance with changes in interest rates and any prepayments made, should the Company elect to do so (Note 7).

Derivative financial instruments

Certain warrants are treated as derivative financial liabilities. The estimated fair value, based on the Black-Scholes model, is adjusted on a quarterly basis with gains or losses recognized in the statement of loss and comprehensive loss. The Black-Scholes model is based on significant assumptions such as volatility, dividend yield, expected term and liquidity discounts (Note 8).

8

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

2.       BASIS OF PRESENTATION (cont’d…)

Estimates (cont’d…)

Share-based payments and compensation

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield and making assumptions about them. The Company has made reference to prices quoted on the Toronto Stock Exchange (“TSX”), TSX-V and NASDAQ. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 10.

3.       SIGNIFICANT ACCOUNTING POLICIES

New standards adopted in the current period

IFRS 9 Financial Instruments

On October 1, 2018, the Company adopted IFRS 9 Financial Instruments (“IFRS 9”), which was issued by the IASB in October 2010. IFRS 9 incorporates revised requirements for the classification and measurement of financial liabilities and carrying over the existing derecognition requirements from IAS 39 Financial Instruments: recognition and measurement. The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at fair value through profit or loss - in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income rather than within profit or loss. There was no impact to the Company’s financial instruments resulting from the adoption of IFRS 9.

IFRS 15 Revenue from Contracts with Customers

On October 1, 2018, the Company adopted IFRS 15 Revenue from Contracts with Customers (“IFRS 15”), which is a new standard to establish principles for reporting the nature, amount, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. It provides a single model in order to depict the transfer of promised goods or services to customers. IFRS 15 supersedes IAS 11, Construction Contracts, IAS 18, Revenue, IFRIC 13, Customer Loyalty Programs, IFRIC 15, Agreements for the Construction of Real Estate, IFRIC 18, Transfers of Assets from Customers, and SIC-31, Revenue - Barter Transactions involving Advertising Service. IFRS 15 did not have an impact on the Company’s financial statements.

New standards not yet adopted

IFRS 16 Leases

IFRS 16 Leases (“IFRS 16”) is a new standard that sets out the principles for recognition, measurement, presentation, and disclosure of leases including guidance for both parties to a contract, the lessee and the lessor. The new standard eliminates the classification of leases as either operating or finance leases as is required by IAS 17 and instead introduces a single lessee accounting model. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. On adoption of IFRS 16, the Company expects to capitalize leases currently disclosed in Note 16 resulting in an increase in lease liabilities and a corresponding right of use asset.

9

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

4.       PREPAID EXPENSES

	March 31, 2019	September 30, 2018

Prepaid insurance	$157,688	$381,098
Other deposits and prepaid expenses	105,363	89,056

Balance	$263,051	$470,154

5.       EQUIPMENT

	Furniture and fixtures	Computer equipment	Total

Cost
Balance, September 30, 2017	$154,318	$43,359	$197,677
Disposals	(154,318)	(43,359)	(197,677)
Balance, September 30, 2018 and March 31, 2019	$-	$-	$-

Accumulated Amortization
Balance, September 30, 2017	$70,539	$27,256	$97,795
Amortization expense	12,567	3,623	16,190
Disposals	(83,106)	(30,879)	(113,985)
Balance, September 30, 2018 and March 31, 2019	$-	$-	$-

Net Book Value
Balance, September 30, 2018	$-	$-	$-
Balance, March 31, 2019	$-	$-	$-

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 17). In the year ended September 30, 2018, the Company disposed of all equipment for $nil proceeds due to office restructuring and recorded a loss on disposal of $83,692.

6.       INTANGIBLE ASSETS

NTD Technology

Cost
Balance, September 30, 2017, 2018 and March 31, 2019	$361,284

Accumulated Amortization
Balance, September 30, 2017	$123,958
Amortization expense	18,298
Balance, September 30, 2018	$142,256
Amortization expense	9,148
Balance, March 31, 2019	$151,404

Net Book Value
Balance, September 30, 2018	$219,028
Balance, March 31, 2019	$209,880

10

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

6.       INTANGIBLE ASSETS (cont’d…)

Amortization expense has been recorded in “general and administrative expenses” in the statement of loss and comprehensive loss (Note 17).

The NTD Technology is held under a license agreement signed in fiscal 2010 (the “License Agreement”). As consideration for the License Agreement, the Company issued common shares of the Company. The License Agreement contains an annual royalty as a percentage of annual net revenue and a percentage of any annual sublicensing revenue earned with respect to the NTD Technology. The License Agreement stipulates annual minimum advance royalty payments of C$85,000. In addition, there are certain milestone payments for the first compound, to be paid in stages as to C$50,000 at the start of a Phase II clinical trial, C$900,000 at the start of a Phase III clinical trial, C$1,450,000 at application for marketing approval, and with further milestone payments on the second and additional compounds.

7.       LONG-TERM DEBT

On November 18, 2016, Silicon Valley Bank (“SVB”) entered into a $10,000,000 capital term loan facility agreement (“SVB Term Loan”) with the Company. The Company has drawn down $8,000,000 from the SVB Term Loan. The option to draw an additional $2,000,000 lapsed on July 31, 2017.

The SVB Term Loan bears an interest rate of the Wall Street Journal Prime Rate (“WSJ Prime Rate”) plus 3% per annum and will mature on September 1, 2020. The SVB Term Loan requires a final payment of 8.6% of the amount advanced (“Final Payment”), due upon the earlier of the maturity or termination of the SVB Term Loan. The Company was required to make interest only payments until December 31, 2017. The SVB Term Loan contains a voluntary prepayment option whereby the principal amount can be prepaid in whole, or in part, for a fixed fee if a prepayment is made on or before the second anniversary of the SVB Term Loan.

The SVB Term Loan is secured by a perfected first priority lien on all of the Company’s assets, with a negative pledge on the Company’s intellectual property. The SVB Term Loan is subject to standard events of default, including default in the event of a material adverse change. SVB may declare the Company to be in breach of the agreement in the event of a material adverse change, which has been defined to include a material impairment in the Company’s assets acting as collateral under the SVB Term Loan, a material adverse change in the business, operations, or condition (financial or otherwise) of the Company, or a material impairment of the prospect of repayment of any portion of its debt obligations. There are no financial covenants under the SVB Term Loan.

In connection with the $8,000,000 draw, the Company granted an aggregate of 7,477 warrants to SVB (the “SVB Warrants”), exercisable at a price of $42.80 per share for a period of seven years until November 18, 2023, with an initial fair value of $167,022, which has been recognized as a derivative liability (Note 8). The Company incurred total additional transaction costs of $220,898 related to the SVB Term Loan and First Amendment. The transaction costs and Final Payment are being amortized into profit and loss over the estimated term of the facility, being the legal term, at an effective interest rate of 12.19% (2018 - 12.07%).

SVB Term Loan

Balance, September 30, 2017	$7,959,680
Principal repaid	(1,991,378)
Interest paid	(563,298)
Accretion	911,959

Balance, September 30, 2018	$6,316,963
Continued…

11

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

7.       LONG-TERM DEBT (cont’d…)

…continued	SVB Term Loan

Balance, September 30, 2018	$6,316,963
Principal repaid	(1,378,145)
Interest paid	(227,231)
Accretion	344,770

Balance, March 31, 2019	$5,056,357

Current portion	$2,864,069
Long-term portion	$2,192,288

8.       DERIVATIVE LIABILITIES

Broker Warrants Denominated in Foreign Currency

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company’s functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the statement of loss and comprehensive loss as they arise. The derivative liability was designated as a financial liability carried at fair value through profit and loss.

In April 2014, in connection with the issuance of a convertible debenture for $1,000,000, the Company issued 1,250 broker warrants valued at $14,935 (C$16,394), each exercisable into one common share at a price of C$40.00 for a period of five years (Note 10). As at March 31, 2019, the derivative liability had a fair value of $nil (September 30, 2018 - $nil). The Company has recorded the resulting change in fair value of $nil (2018 - $185) in the statement of loss and comprehensive loss. These warrants expired unexercised subsequent to March 31, 2019.

2016 Warrants

In January 2016, the Company completed a private placement of 227,273 units of the Company at $66.00 per unit (“Unit”) for gross proceeds of $14,999,992. Each Unit consisted of one common share of the Company, one 7-year cash and cashless exercise warrant (the “7-Year Warrants”), and one half of one 2-year cash exercise warrant (the “2-Year Warrants”). The 7-Year Warrants and 2-Year Warrants have an exercise price of $66.00 per common share (collectively, the “2016 Warrants”). The holders of the 7-Year Warrants may elect, in lieu of exercising the 7-Year Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the 7-Year Warrants based on the number of 7-Year Warrants to be exercised multiplied by a ten-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per 7-Year Warrant.

Additionally, the 2016 Warrants contain provisions which may require the Company to redeem the 2016 Warrants, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Major Transaction”). The redemption value would be subject to a Black-Scholes valuation at the time of exercise. In the event the consideration for a Major Transaction payable to the common shareholders is in cash, in whole or in part, the redemption of the 2016 Warrants would be made in cash pro-rata to the composition of the consideration. The potential for a cash settlement for the 2016 Warrants, in accordance with IFRS, requires the 2016 Warrants to be treated as financial liabilities measured at fair value through profit or loss.

12

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

8.       DERIVATIVE LIABILITIES (cont’d…)

2016 Warrants (cont’d…)

The 2016 Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. On January 13, 2018, the 2-Year Warrants expired unexercised. As at March 31, 2019, the 7-Year Warrants derivative liability had a fair value of $21,440 (September 30, 2018 - $17,679). The Company has recorded the resulting change in fair value of $3,761 (2018 - $91,934) in the statement of loss and comprehensive loss.

SVB Warrants

In connection with the $8,000,000 draw on the SVB Term Loan (Note 7), the Company granted an aggregate of 7,477 warrants to SVB (the “SVB Warrants”), exercisable at a price of $42.80 per share for a period of seven years until November 18, 2023. The holders of the SVB Warrants may elect, in lieu of exercising the SVB Warrants for cash, a cashless exercise option, in whole or in part, to receive common shares equal to the fair value of the SVB Warrants based on the number of SVB Warrants to be exercised multiplied by a five-day weighted average market price less the exercise price with the difference divided by the weighted average market price. If a warrant holder exercises this option, there will be variability in the number of shares issued per SVB Warrant.

Additionally, the SVB Warrants contain provisions which require the Company to redeem the SVB Warrants, on a cashless basis, at the option of the holder, in the event of a major transaction, such as a change of control or sale of the Company’s assets (“Acquisition”) where the Company’s shareholders receive cash or shares or a combination thereof, and the five-day weighted average market price is greater than the exercise price.

The SVB Warrants are not traded in an active market. A liquidity discount of 20% has been applied to the per warrant fair value to account for the lack of marketability of the instruments. As at March 31, 2019, the SVB Warrants derivative liability had a fair value of $1,973 (September 30, 2018 - $1,969). The Company has recorded the resulting change in fair value of $4 (2018 - $5,694) in the statement of loss and comprehensive loss.

Valuation

The Company uses the Black-Scholes option pricing model to estimate fair value. The following weighted average assumptions were used to estimate the fair value of the derivative warrant liabilities on September 30, 2017, September 30, 2018 and March 31, 2019:

	March 31, 2019	September 30, 2018	September 30, 2017

Risk-free interest rate	2.28%	3.06%	1.78%
Expected life	3.80 years	4.29 years	3.67 years
Expected annualized volatility	71.5%	68.0%	74.2%
Dividend	-	-	-

13

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

8.       DERIVATIVE LIABILITIES (cont’d...)

Sensitivity

The derivative warrants are a recurring Level 3 fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and expected volatility. If the market price were to increase by a factor of 10% this would increase the obligation by approximately $6,071 as at March 31, 2019. If the market price were to decrease by a factor of 10% this would decrease the obligation by approximately $5,370 as at March 31, 2019. If the volatility were to increase by 10%, this would increase the obligation by approximately $17,007 as at March 31, 2019. If the volatility were to decrease by 10%, this would decrease the obligation by approximately $11,811 as at March 31, 2019.

The following table is a continuity schedule of changes to the Company’s derivative liabilities:

Total

Balance, September 30, 2017	$170,743
Change in fair value	(151,095)

Balance, September 30, 2018	$19,648
Change in fair value	3,765

Balance, March 31, 2019	$23,413

Derivatives with expected life of less than one year	$-
Derivatives with expected life greater than one year	$23,413

9.       SHAREHOLDERS’ EQUITY (DEFICIENCY)

Authorized

Unlimited common shares, without par value.

Unlimited preferred shares, without par value.

Effective April 25, 2018, the Company consolidated its issued and outstanding common shares on a basis of one post-consolidation share for 20 pre-consolidation shares. Unless otherwise stated, all share and per share amounts have been restated respectively to reflect this share consolidation.

January 2018 Financing

On January 9, 2018, the Company closed the first tranche of a brokered equity offering (“January 2018 Financing”), issuing 3,427,250 common shares and 1,654,000 pre-funded warrants at a price of $4.00 each, for total gross proceeds of $20,325,000. Each warrant is exercisable, for a nominal exercise price, into one common share of the Company for a period of five years. In connection with the first tranche of the January 2018 Financing, the Company paid a cash commission of $1,204,000, incurred other financing costs of $810,500 including $211,073 of deferred financing costs as at September 30, 2017, and issued 175,937 broker warrants each exercisable into one common share of the Company at a price of $4.00 per share for a period of five years. The broker warrants were valued at $495,033 using the Black-Scholes model with a risk-free interest rate of 2.33%, term of 5 years, volatility of 82.00%, and dividend rate of 0%.

Concurrently, the Company completed a non-brokered private placement of 168,750 common shares at $4.00 per share as purchased by certain directors of the Company for total gross proceeds of $675,000.

14

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

9.       SHAREHOLDERS’ EQUITY (DEFICIENCY) (cont’d…)

January 2018 Financing (cont’d…)

On January 16, 2018, the Company closed the second tranche of the January 2018 Financing, issuing 465,000 common shares and 535,000 pre-funded warrants at a price of $4.00 each, for total gross proceeds of $4,000,000. Each warrant is exercisable, for a nominal exercise price, into one common share of the Company for a period of five years. In connection with the second tranche of the January 2018 Financing, the Company paid a cash commission of $352,800, incurred other financing costs of $18,599, and issued 63,000 broker warrants each exercisable into one common share of the Company at a price of $4.00 per share for a period of five years. The broker warrants were valued at $177,188 using the Black-Scholes model with a risk-free interest rate of 2.36%, term of 5 years, volatility of 81.90%, and dividend rate of 0%. Furthermore, on January 16, 2018, the Company’s agent partially exercised its over-allotment option for 260,000 additional common shares for additional proceeds to the Company of approximately $1,040,000.

Nomination Rights

In connection with a January 2016 private placement of 227,273 Units, a Unit consisting of one common share, one 7-year warrant and one-half of one 2-year warrant, of the Company, Clarus Lifesciences III, L.P. (“Clarus”) acquired 106,061 common shares. Clarus is entitled to nominate two directors to the board of directors of the Company, one of which must be an independent director and preapproved by the Company. These nomination rights will continue for so long as Clarus holds greater than or equal to 53,030 common shares, subject to adjustment in certain circumstances.

In connection with the January 2018 Financing, Omega Fund IV, L.P. (“Omega”) acquired 465,000 common shares and 535,000 pre-funded warrants (exercised during the period). Pursuant to the terms of a nomination rights agreement between the Company and Omega, Omega is entitled to nominate one director to the board of directors of the Company. These nomination rights will continue for so long as Omega holds at least 9.99% of the issued and outstanding common shares.

10.       RESERVES

Equity incentive plans

Stock option plan

The Company has adopted a Stock Option Plan consistent with the policies and rules of the TSX-V and NASDAQ. Pursuant to the Stock Option Plan, options may be granted with expiry terms of up to 10 years, and vesting criteria and periods are approved by the Board of Directors at its discretion. The options issued under the Stock Option Plan are accounted for as equity-settled share-based payments.

Restricted share units plan

The Company has adopted a Restricted Share Unit Plan (“RSU Plan”) consistent with the policies and rules of the TSX-V and NASDAQ. Pursuant to the RSU Plan, RSUs may be granted with vesting criteria and periods are approved by the Board of Directors at its discretion. The RSUs issued under the RSU Plan may be accounted for as either equity-settled or cash-settled share-based payments. At March 31, 2019, there are no RSUs outstanding.

The Stock Option Plan and RSU Plan have a combined maximum of 1,155,218 common shares which may be reserved for issuance.

15

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

10.       RESERVES (cont’d…)

Stock options

Stock option transactions are summarized as follows:

	Number of Options	Weighted Average Exercise Price*

Balance, September 30, 2017	185,876	$44.53
Options granted	803,400	3.94
Options expired/forfeited	(88,817)	(21.83)

Balance, September 30, 2018	900,459	$4.80
Options granted	250,000	3.80
Options expired/forfeited	(498)	(4.00)

Balance outstanding, March 31, 2019	1,149,961	$4.59
Balance exercisable, March 31, 2019	268,859	$6.84

*Options exercisable in Canadian dollars as at March 31, 2019 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding options.

At March 31, 2019, options were outstanding enabling holders to acquire common shares as follows:

Exercise price		Number of options	Weighted average remaining contractual life (years)

	$3.58	12,000	9.56
	$3.81	193,000	9.87
	$4.00	572,250	8.68
	$4.10	12,500	9.21
C$	4.90	286,000	8.57
C$	5.06	45,000	9.87
C$	16.00	250	0.14
C$	40.00	28,961	0.58
		1,149,961	6.66

Share-based compensation

During the six months ended March 31, 2019, the Company granted a total of 250,000 (2018 - 809,500) stock options with a weighted average fair value of $3.09 per option (2018 - $3.00).

During the year ended September 30, 2018, the Company amended the exercise prices and expiry dates of 83,350 outstanding stock options to exercise prices of either C$4.90 or $4.00 and expiry dates ranging from October 1, 2023 to August 9, 2026. This resulted in additional share-based payments expense of $78,747 for the year ended September 30, 2018. The weighted average assumptions used for the Black-Scholes valuation of the modified options were annualized volatility of 77.80%, risk-free interest rate of 2.66%, expected life of 7.28 years and a dividend rate of nil%.

16

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

10.       RESERVES (cont’d…)

Share-based compensation (cont’d…)

The Company recognized share-based payments expense for options granted and vesting, net of recoveries on cancellations of unvested options, during the six months ended March 31, 2019 and 2018 with allocations to its functional expense as follows:

	2019	2018

Research and development expense (Note 17)	$182,903	$85,396
General and administrative (Note 17)	469,721	387,111
	$652,624	$472,507

The following weighted average assumptions were used for the Black-Scholes option-pricing model valuation of stock options granted:

	2019	2018

Risk-free interest rate	2.56%	2.35%
Expected life of options	10.00 years	9.73 years
Expected annualized volatility	79.37%	82.47%
Dividend	-	-

Warrants

Warrant transactions are summarized as follows:

	Number of Warrants	Weighted Average Exercise Price*

Balance, September 30, 2017	349,635	$65.38
Warrants granted	2,427,937	0.40
Warrants expired	(113,636)	66.00

Balance, September 30, 2018	2,663,936	$6.13
Warrants exercised	(535,000)	(0.002)

Balance outstanding and exercisable, March 31, 2019	2,128,936	$7.66

*Warrants exercisable in Canadian dollars as at March 31, 2019 are translated at current rates to reflect the current weighted average exercise price in US dollars for all outstanding warrants.

17

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

10.       RESERVES (cont’d…)

Warrants (cont’d…)

At March 31, 2019, warrants were outstanding enabling holders to acquire common shares as follows:

Number of Warrants		Exercise Price	Expiry Date

1,250	(1)	C$40.00	April 15, 2019
227,273	(2)	US$66.00	January 14, 2023
7,476		US$42.80	November 18, 2023
1,653,999	(3)	US$0.002	January 9, 2023
175,938		US$4.00	January 9, 2023
63,000		US$4.00	January 16, 2023
2,128,936

(1)	Expired unexercised subsequent to March 31, 2019.
(2)	Detailed terms of the 2016 Warrants are included in Note 8.
(3)	Pre-funded warrants are included in reserves at the price paid by holders of $4.00 per pre-funded warrant (Note 9).

11.       SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the six months ended March 31, 2019, the Company issued 535,000 common shares upon the exercise of 535,000 pre-funded warrants issued in connection with the January 2018 Financing (Note 9).

At March 31, 2019, the Company had $96,792 in deferred costs included in accounts payable and accrued liabilities.

During the six months ended March 31, 2018, the Company issued broker warrants valued at $672,221 in connection with the January 2018 Financing (Note 9).

12.       RELATED PARTY TRANSACTIONS

Key management personnel of the Company include the President and Chief Executive Officer, Executive VP and Chief Operating Officer, Chief Financial Officer, Chief Technical Officer, Chief Scientific Officer, former Chief Medical Officer, former Executive VP of Research and Development, and Directors of the Company. Compensation paid to key management personnel is as follows:

	2019	2018

Salaries, consulting fees, and director fees	$1,177,900	$1,662,586
Share-based payments, net of cancellations (a)	553,773	454,650
Total compensation	$1,731,673	$2,117,236
(a)	Share-based payments to related parties represents the fair value of options granted and vested in the period to key management personnel net of expense reversed for options cancelled before vesting.

During the six months ended March 31, 2019, the Company modified nil (2018 - 73,000) options held by and granted 197,000 (2018 - 682,000) options to key management personnel. The vesting of these options and options granted to key management personnel in prior periods were recorded as share-based payments expense in the statement of loss and comprehensive loss at a value of $556,579 (2018 - $454,650).

18

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

12.       RELATED PARTY TRANSACTIONS (cont’d…)

Included in accounts payable and accrued liabilities at March 31, 2019 is $147,849 (September 30, 2018 - $128,035) due to related parties with respect to key management personnel compensation and expense reimbursements. Amounts due to related parties are non-interest bearing, with no fixed terms of repayment.

Commitments

The CEO is entitled to a payment of one year of base salary upon termination without cause. Additionally, the CEO is entitled to 18 months of salary if termination without cause occurs after a change of control event or within 60 days prior to a change of control event where such event was under consideration at the time of termination. The CFO is entitled to a payment of one year of base salary upon termination without cause, whether or not the termination was caused by a change of control event. The COO is entitled to a payment of one year of base salary upon termination without cause. Additionally, the COO is entitled to 18 months of salary if termination without cause occurs within 18 months after a change of control event.

Stock options held by the CEO, CFO, and COO vest immediately upon a change of control.

13.       SEGMENTED INFORMATION

The Company works in one industry being the development of small molecule drugs for prostate cancer. The Company’s equipment was located in the USA.

14.       CAPITAL MANAGEMENT

The Company considers its capital to include working capital, long-term debt and the components of shareholders’ equity. The Company monitors its capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new equity if available on favorable terms. Future financings are dependent on market conditions and the ability to identify sources of investment. There can be no assurance the Company will be able to raise funds in the future.

There were no changes to the Company’s approach to capital management during the six months ended March 31, 2019. As at March 31, 2019, the Company is not subject to externally imposed capital requirements.

15.       FINANCIAL INSTRUMENTS AND RISK

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, long-term debt and derivative liabilities. The fair value of cash, receivables and accounts payable and accrued liabilities approximates their carrying values due to their short term to maturity. The fair value of the SVB Term Loan is approximately $5,356,753 which includes the principal and financing costs assessed on settlement as at March 31, 2019. The derivative liabilities are measured using level 3 inputs (Note 8).

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of judgement, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

19

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

15.       FINANCIAL INSTRUMENTS AND RISK (cont’d…)

Financial risk factors

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

Financial instruments that potentially subject the Company to a significant concentration of credit risk consist primarily of cash and receivables. The Company’s receivables are primarily due to refundable GST and investment tax credits. The Company limits its exposure to credit loss by placing its cash with major financial institutions. Credit risk with respect to investment tax credits and GST is minimal as the amounts are due from government agencies.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2019, the Company had a working capital of $5,371,772. The SVB Term Loan is repayable over a 33-month period ending September 1, 2020. The Company does not generate revenue and will be reliant on external financing to fund operations and repay the SVB Term Loan. Debt and equity financing are dependent on market conditions and may not be available on favorable terms.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, and foreign exchange rates.

(a)     Interest rate risk

As at March 31, 2019, the Company has cash balances which are interest bearing. Interest income is not significant to the Company’s projected operational budget and related interest rate fluctuations are not significant to the Company’s risk assessment.

The Company’s SVB Term Loan is interest-bearing debt at a variable rate. A 10% change in the WSJ Prime Rate would result in an increase of $18,552 or decrease of $12,366 in the net loss realized for the period.

(b)     Foreign currency risk

The Company’s foreign currency risk exposure relates to net monetary assets denominated in Canadian dollars. The Company maintains its cash in US dollars and converts on an as needed basis to discharge Canadian denominated expenditures. A 10% change in the foreign exchange rate between the Canadian and U.S. dollar would result in a fluctuation of $17,513 in the net loss realized for the period. The Company does not currently engage in hedging activities.

(c)     Price risk

The Company is exposed to price risk with respect to equity prices. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

20

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

16.       COMMITMENTS

Product Development and Relocation Grant

In February 2014 the Company received notice that it had been awarded a product development and relocation grant by CPRIT whereby the Company is eligible to receive up to $12,000,000 on eligible expenditures over a three-year period related to the development of the Company’s androgen receptor n-terminus blocker program for prostate cancer. The funding under CPRIT is subject to a number of conditions including negotiation and execution of an award contract which details the milestones that must be met to release the tranched CPRIT funding, proof the Company has raised the 50% matching funds to release CPRIT monies, and relocation of the project to the State of Texas such that the substantial functions of the Company related to the project grant are in Texas and the Company uses Texas-based subcontractor and collaborators wherever possible.

As at September 30, 2016, the Company had received the first two tranches of the CPRIT Grant, totalling $6,578,000, which have been recognized as research and development recoveries in the statements of loss and comprehensive loss over fiscal years 2014, 2015, and 2016. During the year ended September 30, 2017, the Company received $5,192,799, representing a partial payment of the third and final tranche of the grant of $5,422,000. The remaining balance of $229,201 has been recorded as a receivable as at September 30, 2018 and March 31, 2019.

If the Company is found to have used any grant proceeds for purposes other than intended, is in violation of the terms of the grant, or fails to maintain the required level of operations in the State of Texas for three years following the final payment of grant funds, then the Company could be required to repay any grant proceeds received.

Under the terms of the grant, the Company is also required to pay a royalty to CPRIT, comprised of 4% of revenues the Company receives from sale of commercial product or commercial service, until aggregate royalty payments equal $24,000,000, and 2% of revenues thereafter. The Company has the option to terminate the grant agreement by paying a one-time, non-refundable buyout fee, based on certain factors including the grant proceeds, and the number of months between the termination date and the buyout fee payment date.

The Company has the following obligations over the next five years:

Contractual obligations	2019		2020		2021		2022		2023

Minimum annual royalty per License Agreement (Note 6)	C$	-	C$	85,000	C$	85,000	C$	85,000	C$	85,000
Collaborative Research Agreement with BC Cancer Agency	174,037		-		-		-		-

Total (in C$)	C$	174,037	C$	85,000	C$	85,000	C$	85,000	C$	85,000

SVB loan payments (Note 7)		$1,605,377		$4,045,744		$-		$-		$-
Lease on US office spaces		$58,809		$119,383		$70,670		$-		$-

21

ESSA PHARMA INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Unaudited)

(Expressed in United States dollars)

FOR THE SIX MONTHS ENDED MARCH 31, 2019 AND 2018

17.       EXPENSES BY NATURE

Research and development expenses include the following major expenses by nature:

	Three months ended March 31, 2019	Three months ended March 31, 2018	Six months ended March 31, 2019	Six months ended March 31, 2018

Clinical	$-	$1,008,515	$-	$1,165,072
Consulting	94,820	123,951	169,151	433,188
Legal patents and license fees	177,440	141,415	450,976	263,981
Manufacturing	2,000	80,512	3,312	173,927
Other	14,224	16,245	20,464	17,890
Pharmacology	-	134,350	-	177,049
Preclinical	603,575	-	1,261,436	-
Research grants and administration	152,416	111,483	152,416	191,076
Royalties	65,405	66,929	65,405	66,929
Salaries and benefits	245,741	204,604	424,144	367,196
Share-based payments (Note 10)	92,851	90,855	182,903	85,396
Travel	5,605	10,248	10,193	17,000

Total	$1,454,077	$1,989,107	$2,740,400	$2,958,704

General and administrative expenses include the following major expenses by nature:

	Three months ended March 31, 2019	Three months ended March 31, 2018	Six months ended March 31, 2019	Six months ended March 31, 2018

Amortization	$4,574	$9,971	$9,148	$19,943
Consulting and subcontractor fees	25,239	37,001	51,404	55,908
Director fees	55,000	64,333	118,000	112,083
Insurance	116,978	113,696	231,256	228,530
Investor relations	103,540	98,428	144,827	143,282
Office, IT and communications	28,497	40,544	43,023	66,168
Professional fees	135,684	336,274	385,157	429,876
Regulatory fees and transfer agent	38,092	120,508	55,087	140,746
Rent	42,983	105,429	85,898	216,298
Salaries and benefits	935,458	906,629	1,306,767	1,261,925
Share-based payments (Note 10)	223,556	293,264	469,721	387,111
Travel and entertainment	52,611	53,640	109,032	76,222

Total	$1,762,212	$2,179,717	$3,009,320	$3,138,092

22